                                                                    EXHIBIT D(3)

                        SHARE EXCHANGE OPTION AGREEMENT


SHARE EXCHANGE OPTION AGREEMENT (the "Option Agreement"), dated as of March 25, 2000, among Forvaltnings AB Ratos (publ.) reg. No. 556008-3585 ("Ratos"), on one side and Camfil AB, reg. No. 556230-1266 ("Camfil") and the owners of Camfil listed on Exhibit 1, on the other side (collectively, the "Owners").
          ---------

WHEREAS, Ratos, Ratos Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Ratos ("Merger Sub"), and Farr Company, a Delaware corporation, intend to enter into an agreement and plan of merger substantially in the form of the agreement and plan of merger attached hereto as Exhibit 2,
                                                                   ---------
(the "Merger Agreement") pursuant to which (i) Merger Sub shall acquire all of the issued and outstanding shares of common stock, par value $0.10, of Farr Company (the "Farr Shares") and (ii) Merger Sub shall be merged with and into Farr Company (the "Merger"), the surviving entity hereinafter being referred to as the "Surviving Corporation";

WHEREAS, Ratos may not wish to retain the issued and outstanding shares of stock of the Surviving Corporation (the "S.C. Shares") following the Merger, and may instead prefer to exchange the S.C. Shares for certain shares of Camfil;

WHEREAS, Camfil would be willing to purchase the S.C. Shares from Ratos in accordance with the terms and conditions of this Option Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

PUT OPTION, PURCHASE PRICE AND TRANSFER

1.1 Camfil hereby grants Ratos an irrevocable option (the "Put Option") to require Camfil to purchase the S.C. Shares in exchange for certain shares of Camfil under the circumstances and subject to the terms and conditions set forth below.

1.2 Ratos may exercise the Put Option, should it wish to do so, during the period beginning on the later of (and not before): (i) the date on which the Farr Shares cease to be registered under the Securities Exchange Act of 1934, as amended, and are not traded on any stock exchange, and (ii) the date on which the Merger has been consummated and the Surviving Corporation becomes a wholly owned subsidiary within the Ratos group by the filing of a Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the Merger Agreement (the "Going Private Conditions"), and ending on November 15, 2000; provided, however, that if the Going Private Conditions have not been satisfied on or before October 31, 2000, Ratos may exercise the Put Option in any event between November 1, 2000 and November 15, 2000, inclusive. The Put Option and any and all rights thereunder shall expire and terminate on November 16, 2000, if it has not been exercised prior to or on such date. Should Ratos choose to exercise the Put Option, then, subject to the terms and conditions of this Option Agreement, Camfil shall fulfil its obligation to purchase the S.C. Shares in exchange for certain Shares of Camfil.

1.3 Once Ratos exercises the Put Option and gives notice of such exercise to Camfil, (i) the Owners shall cause the Board of Directors of Camfil to pass all resolutions necessary to give effect to the share exchange contemplated by the Put Option and (ii) Camfil shall promptly call a meeting of the shareholders of Camfil, to be held as soon as reasonably and legally possible (the "Shareholders' Meeting"). At such meeting, the Owners shall cause to be passed a shareholders' resolution resolving to issue to Ratos certain shares of Camfil (apportemission); such shares to represent, as specified in the Aktieagaravtalet dated February 18, 2000 (the "Aktieagaravtalet"), among Ratos, Jan Eric Larson and Johan Markman, 20 percent of the issued and outstanding shares of Camfil and represent 20 percent of the voting power of all shares of Camfil (the "Camfil Shares"), provided that Ratos shall have made a capital contribution of at least MSEK 250 to Merger Sub prior to the Merger.

1.4 Immediately after the date of the Shareholders' Meeting and following the subscription by Ratos for the Camfil Shares, Camfil shall cause Ratos' ownership of the Camfil Shares to be registered in Camfil's share register book (aktiebok). In addition, Camfil shall cause the issuance of the Camfil Shares to immediately be filed for registration (apportemission) at the Swedish Patent- and Registration Office (the date of registration being the "Transfer Date"). On the Transfer Date, Ratos shall transfer the S.C. Shares to Camfil such that, on the Transfer Date, ownership of all shares of the Surviving Corporation shall be transferred from Ratos to Camfil. The aforementioned share transfers by Camfil and Ratos shall constitute full payment for the shares received by each party, in the case of Camfil, such being the S.C. Shares, and in the case of Ratos, such being the Camfil Shares.

1.5 Should they be issued to Ratos pursuant to the terms of this Option Agreement, the Camfil Shares shall be entitled to any and all dividends declared by Camfil for the fiscal year 2000 on the same basis as the dividends paid to other shareholders of Camfil holding shares of the same class.

2.   REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1 The Owners represent and warrant that they collectively control at least 67 percent of the shares and voting rights of the stock of Camfil, and that all resolutions of Camfil shareholders required to be passed by this Option Agreement will be passed when approved by shareholders of Camfil controlling at least 67 percent of the stock and the voting rights of the stock of Camfil.

2.2 Camfil and the Owners separately represent and warrant that it, in the case of Camfil, and they, in the case of the Owners, has or have full and complete information regarding the Surviving Corporation. The Owners and Camfil have approved all provisions of the Merger Agreement, the Offer and the Merger and all measures taken in order to perfect and conclude the Offer and Merger contemplated by the Merger Agreement.

2.3 Camfil and the Owners hereby waive all present and future claims they may have against Ratos individually or as a group in respect of the interpretation and enforcement of the provisions of the Merger Agreement.

2.4 From the Transfer Date forward, Camfil shall assume all of the obligations of Ratos and Merger Sub under or relating to the Merger Agreement; neither Ratos nor Merger Sub, nor any of their respective affiliates (other than Camfil should Camfil become an affiliate of Ratos on the Transfer Date), shall have any obligations under, nor be subject to any liabilities relating to, the Merger Agreement from the Transfer Date forward.

2.5 Camfil shall not declare any dividend for its 1999 fiscal year in excess of MSEK 20.

3.   COSTS AND EXPENSES

3.1 Should less than 50.1 percent of the Farr Shares be tendered into the Offer or should Merger Sub fail to purchase at least 50.1 percent of the Farr Shares pursuant to the Offer for any reason other than the failure of Ratos to make a capital contribution of MSEK 250 to Merger Sub according to
     Section 1.3 of the Aktieagaravtalet, Camfil shall pay 80 percent and Ratos shall pay 20 percent of all of the costs and expenses related to the Offer and the Merger Agreement (collectively, the "Costs"), including any and all costs associated with: (i) the due diligence investigation of Farr Company by Ratos, Camfil and their representatives; and (ii) the preparation for and facilitation of the transactions contemplated by the Merger Agreement, such costs to include the fees and expenses of PricewaterhouseCoopers LLP, Ohrlings PricewaterhouseCoopers AB, Sullivan & Cromwell and any outside consultant or agent retained by Sullivan & Cromwell, Erneholm & Haskel AB and Advokatfirman Lindh Stabell Horten. Costs and expenses of the employees of Ratos and Camfil to be paid by each party respectively. Should Ratos fail to make a capital contribution of MSEK 250 to Merger Sub according to
     Section 1.3 of the Aktieagaravtalet and provided this shall cause the Merger not to be consummated pursuant to the Merger Agreement, Ratos shall pay 100 percent of the Costs.

4.   INDEMNIFICATION BY CAMFIL

4.1 Subject to Section 4.3 of this Option Agreement, Camfil shall indemnify, defend and hold Ratos and its officers, directors, employees, agents and representatives, as well as Ratos' successors, assigns, subsidiaries and affiliates, and their respective officers, directors, employees, agents and representatives (the "Ratos Indemnified Parties") harmless from and against any and all losses, damages, claims, liabilities, costs and expenses including reasonable legal fees and expenses directly or indirectly based upon, arising out of, resulting from or relating to: (i) the Merger Agreement or any of the transactions contemplated thereby, including the Offer and the Merger; and (ii) the breach by Camfil or any of the Owners of any of the provisions of this Option Agreement.

4.2 Camfil shall pay to the applicable Ratos Indemnified Party any amounts to which such party is entitled as indemnification hereunder not later than 60 days after a claim for such indemnification is submitted to Camfil or, if such claim is the subject of arbitration hereunder, not later than 60 days after the claim is settled by arbitration according to Section 7 of this Option Agreement. An Indemnification Claim by a Ratos Indemnified Party shall be submitted in writing to Camfil at the address set forth in Section 8 of this Option Agreement.

4.3 Notwithstanding Section 4.1, the aggregate liability of Camfil for any and all claims or losses arising in connection with the Merger Agreement or this Option Agreement payable to any Ratos Indemnified Parties shall be limited to MSEK 250.

5.   MISCELLANEOUS

     For the purpose of this Option Agreement terms and references, to the extent not defined herein, shall have the same meaning as set forth in the Merger Agreement.

6.   JOINT CONVENANTS

6.1 No announcement concerning the transaction contemplated by this Option Agreement, or any matter ancillary thereto, shall be made by any party hereto except upon prior notice to and in consultation with the other party, provided that nothing herein shall prevent either party from making, in consultation with the other party, any announcement or filing required by applicable law or regulation or by the rules and regulations of any stock exchange on which it is listed.

6.2 The Parties shall not, and shall cause their respective Affiliates not to, disclose any Confidential Information of the other party, unless: (i) required to do so by law, (ii) required to do so by any applicable stock exchange regulations, (iii) such disclosure is required to be made in connection with the ordinary course of business, or (iv) such disclosure has been consented to by the other party, which consent shall not be unreasonably withheld. This section 6.2 shall continue for a period of three (3) years after the date of this Option Agreement.

7.   ARBITRATION

7.1 This Option Agreement shall be governed by and construed in accordance with the laws of Sweden without any reference to its conflict of laws principles (excluding the law 1987:822 on International Sales and the law 1990:931 on Sale of Goods).

7.2 Any dispute or claim arising out of or in connection with this Option Agreement, involving Ratos, Camfil, any of their respective subsidiaries or affiliates or the Owners, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Swedish Arbitration Act (Lag (1999:116 om skiljeforfarande)). The place of arbitration shall be Stockholm and the language to be used in the arbitral proceedings shall be Swedish.

8.   NOTICES

     Any notices and other communication to be provided hereunder shall be provided in accordance with the following notice information:

     If to Ratos, to:
     Mr. Arne Karlsson
     Forvaltnings AB Ratos (publ.)
     Box 1661
     SE-111 96 Stockholm, Sweden

     If to Camfil or the Owners, to:
     Mr. Jan Eric Larson or Mr. Johan Markman
     Camfil AB
     Industrigatan 3
     SE-619 33 Trosa, Sweden

IN WITNESS WHEREOF, this Option Agreement has been duly executed and delivered by a duly authorized officer of each of Ratos and Camfil and by each Owner as of the date hereof.

                                     FORVALTNINGS AB RATOS
                                     (PUBL.)


                                     By:  _________________________
                                     Name:
                                     Title:

                                     CAMFIL AB


                                     By:  _________________________
                                     Name:
                                     Title:


_______________________              ______________________________
Name:                                Name:


_______________________              ______________________________
Name:                                Name:

                                   EXHIBIT 1

The following owners of shares of Camfil AB are included as "Owners" under the aforementioned Share Exchange Option Agreement:

Mr. Jan Eric Larson    500,000 A Shares    1,960,000 B Shares
Mr. Johan Markman      500,000 A Shares    1,960,000 B Shares
Mr. Bjorn Larson                           180,000 B Shares
Mr. Dan Larson                             180,000 B Shares
Ms. Anna Larson                            180,000 B Shares
Ms. Johanna Markman                        180,000 B Shares
Mr. Erik Markman                           180,000 B Shares
Ms. Frida Markman                          180,000 B Shares
Mr. [Gosoa] Larson                         2,000,000 B Shares